EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 28, 2017 and for the first two quarters ended August 12, 2017 and August 13, 2016.

	August 12,	August 13,	January 28,	January 30,	January 31,	February 1,	February 2,
	2017	2016	2017	2016	2015	2014	2013
	(28 weeks)	(28 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)

Earnings:
Earnings before tax expense	$985	$1,594	$2,914	$3,094	$2,649	$2,282	$2,302
Fixed charges	606	545	1,037	903	896	797	823
Capitalized interest	(8)	(8)	(13)	(9)	(5)	(5)	(3)

Pre-tax earnings before fixed charges	$1,583	$2,131	$3,938	$3,988	$3,540	$3,074	$3,122

Fixed charges:
Interest	$323	$279	$535	$491	$493	$448	$465
Portion of rental payments deemed to be interest	283	266	502	412	403	349	358

Total fixed charges	$606	$545	$1,037	$903	$896	$797	$823

Ratio of earnings to fixed charges	2.6	3.9	3.8	4.4	4.0	3.9	3.8